GREAT LAKES FUND, INC.

                      Statement of Assets and Liabilities

                                 June 30, 1999

                                  (Unaudited)

Assets
Cash and cash equivalents                                   $         70,748
Interest receivable                                                      283
   Total Assets                                                       71,031


Liabilities
Accrued expenses                                                      23,500
   Total Liabilities                                                  23,500
   Net Assets                                               $         47,531


Net assets are represented by:
Common stock at par value, $.01 per share, 199,995,250 shares
     authorized, 4,753,100 shares issued and outstanding              47,531

   Net Assets                                               $         47,531


   Net asset value per common shares outstanding            $           0.01

See accompanying notes


                             GREAT LAKES FUND, INC.

                            Statement of Operations

              For the period from January 1, 1999 to June 30, 1999

                                  (Unaudited)



Investment income:
       Dividend income                                      $        713,164
       Interest income                                                23,899
        Total investment income                                      737,063

Expenses:
   Administration fees (Note 2)                                      114,740
   Investment management fee (Note 2)                                 18,616
   Independent auditors                                               10,817
   Interest expense                                                    4,698
   Directors fees and expenses                                         3,000
   Legal fees                                                          5,933
   Other expenses                                                        439
        Total expenses                                               158,243
        Net investment income                                        578,820

Net realized and unrealized gains (losses) on investments:
   Net realized gain on investments:                              37,075,431

        Net decrease in net assets resulting
           from operations                                  $     37,654,251


See accompanying notes

                             GREAT LAKES FUND, INC.

                       Statement of Changes in Net Assets

             For the period from January 1, 1999 to June 30, 1999

                    and for the year ended December 31, 1998

                                   (Unaudited)

                                               For the six
                                              months ended       For the
                                              June 30, 1999     year ended
                                               (UNAUDITED)   December 31, 1998
From operations:
   Net investment income                    $       578,820       21,166,398
   Net realized gain on investments              37,075,431        3,576,182
   Net change in unrealized appreciation
        on investments                                    0      395,583,988
Increase (decrease) in net assets resulting from
   operations                                    37,654,251      420,326,568

Dividends from net investment income:
   Auction market preferred stock                         0      (19,211,608)
   Common stock                                    (578,820)      (1,954,790)
                                                   (578,820)     (21,166,398)

Distributions from net realized gains:
   Common stock                                 (34,298,170)      (3,576,182)

Decrease in net assets resulting from
   distibutions to stockholders                 (34,876,990)     (24,742,580)

Increase (decrease) from capital transactions:
   Redemption of auction market preferred sto             0     (475,000,000)
   Redemption of common stock                      (327,553)               0
   Capital contribution from common stockhold             0      484,530,972
   Distribution of capital to common
      stockholder                            (1,813,169,091)               0
                                             (1,813,496,644)       9,530,972
Total increase (decrease) in net assets      (1,810,719,383)     405,114,960

Net assets:
   Beginning of period                        1,810,766,914    1,405,651,954

   End of period                            $        47,531    1,810,766,914


See accompanying notes


                             GREAT LAKES FUND, INC.

                       Notes to the Financial Statements

                                 June 30, 1999

                                  (Unaudited)



1.      Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Fund. Management is in the process of liquidating the Fund and expects to complete the process by August 31, 1999.

The Great Lakes Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually.
 Net capital gains, if any, are generally distributed annually.

The character of income and gains to be distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2.      Related Party Transactions

A collective trust fund for employee benefit plans was the sole common stockholder of the Fund. Certain officers and directors of the Fund were affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the period ended June 30, 1999 and the year ended December 31, 1998, dividend and capital gain distributions to the common stockholder were $35,222,543 and $5,530,972, respectively.

During the six months ended June 30, 1999 and the year ended December 31, 1998, return of capital distributions to the common stockholder amounted to approximately $773,000,000 and approximately $0, respectively.

For the year ended December 31, 1998, the common stockholder made capital contributions to the Fund in the amount of $484,530,972.

Comerica Bank served as both custodian and administrator for the Fund and received a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank served as investment advisor to the Fund. The annual investment management fee was 0.01% of average equity investments. The administration and management fees were calculated and accrued on a monthly basis and generally were paid on a quarterly basis.

3.      Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the six months ended June 30, 1999 were $60,716,471 and $83,695,364, respectively.

4. Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.


                             GREAT LAKES FUND, INC.

                              Financial Highlights

                                  For the six
                                  months ended
                                  June 30,1999    Year ended December 31,
                                  (Unaudited)   1998    1997    1996  1995(1)

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning
    of period                         48.28    24.81   17.24  13.77   10.00
 Net investment income                 0.02     0.56    0.52   0.46    0.33
 Net realized and unrealized gains
    (losses) on investments            0.99  10.65      9.01   4.91    3.77
      Total from investment
         operations                    1.01  11.21    9.53     5.37    4.10
Capital contribution                   0.00    12.92    0.21   -       -
Less distributions from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders               0.00  (0.51)  (0.51)   (0.40)  (0.27)
 Dividends paid to common
    shareholder                       (0.02) (0.05)  (0.01)   (0.07)  (0.05)
Less distributions from net realized gains:
 Common stock equivalent of
 dividends paid to AMPS holders       (0.91) (0.10)    -     (0.10)  (0.01)
Less distributions from paid-in capital:
 Return of  capital to common
    stockholder                      (48.35)   -     (1.65)  (1.33)    -
      Total distributions            (49.27)  (0.66)  (2.17)  (1.90)  (0.33)
Net asset value, end of period        $0.01  $48.28  $24.81  $17.24  $13.77
Total investment return                2.08%  29.90%  34.13%  38.98%  40.90%(2)
Ratios/supplemental data:
 Net assets,end of period (000s)         48  1810767 1405652 1046564  866034
 Average net assets (000s)              163  1584546 1291147 1282826  854566
Ratio of expenses to average net
     assets applicable to common
     stock (4)                        97.06%   0.15%   0.26%   0.40%   0.10%(3)
Ratio of net investment income to
     average net assets applicable
     to common stock (4)             355.02%   1.34%   1.50%   1.34%   1.27%(3)
Portfolio turnover                    37241%   1.03%   3.53%   2.23%   2.22%

Asset coverage per AMPS share
 end of period                         -       -      295927  261641  247438
AMPS shares outstanding                -       -       4,750   4,000   3,500
Asset coverage for notes payable,
 end of period                         -     689816% 460115% 329108% 271484%
Notes payable, end of period           -     262,500 305,500 318,000 319,000

 (1)For the period from May 1, 1995 (commencement of operations) to December 31, 1995.
 (2)Total investment return for the period, not annualized.
 (3)Annualized
 (4)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments to AMPS holders.

See accompanying notes to financial statements.